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Via EDGAR

June 29, 2000

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:   Separate Account Seven of Hartford Life Insurance Company
      Registration Statement on Form N-4 (File No. 333-39614).

Commissioners:

Hartford Life Insurance Company Company, on behalf of Separate Account Seven of Hartford Life Insurance Company, hereby respectfully requests withdrawal of the above referenced initial filing pursuant to Rule 477 of the Securities
Act of 1933.

This registration statement was filed on June 19, 2000 and inadvertently was filed using the incorrect CIK number. This registration statement will be refiled using the correct CIK number.

Sincerely,

/s/ Marianne O'Doherty

Marianne O'Doherty
Counsel

CC: Joyce M. Pickholz, Esq
    Securities and Exchange Commission